UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 3, 2022 (September 30, 2022)

CHARDAN NEXTECH ACQUISITION 2 CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40730	85-1873463
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
incorporation)		Identification No.)

17 State Street, 21st Floor
New York, NY	10004
(Address of principal executive offices)	(Zip Code)

(646) 465-9000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, $0.0001 par value, and three-quarters of one Redeemable Warrant	CNTQU	NASDAQ Capital Market

Common Stock, par value $0.0001 per share, included as part of the Units	CNTQ	NASDAQ Capital Market

Redeemable Warrants included as part of the Units, each exercisable for one share of Common Stock for $11.50 per share	CNTQW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, Chardan NexTech Acquisition 2 Corp., a Delaware corporation (“Chardan” or “the Company”), Bronco Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Chardan (“Merger Sub”) and Dragonfly Energy Corp., a Nevada corporation (“Dragonfly”), entered into an Agreement and Plan of Merger, dated May 15, 2022, as amended on July 12, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which Merger Sub will merge with and into Dragonfly, the separate corporate existence of Merger Sub will cease and Dragonfly will be the surviving corporation and a wholly owned subsidiary of Chardan (the “Business Combination”). Upon the closing of the transactions contemplated by the Business Combination Agreement, Chardan will be renamed “Dragonfly Energy Holdings Corp.” and is referred to herein as “New Dragonfly.” A description of the Business Combination and the terms of the Business Combination Agreement are included in the proxy statement/prospectus, dated September 16, 2022 (the “Proxy Statement/Prospectus”) as filed with the Securities and Exchange Commission (the “SEC”) in the section entitled “Proposal No. 1 — The Business Combination Proposal” of the Proxy Statement/Prospectus.

As previously reported in the Proxy Statement/Prospectus, concurrently with the execution of the Business Combination Agreement, Chardan entered into a subscription agreement (the “Subscription Agreement”) with Chardan NexTech Investments 2 LLC, a Delaware limited liability company (the “Sponsor”), pursuant to which, among other things, the Sponsor agreed to subscribe for and purchase, and Chardan agreed to issue and sell to the Sponsor, 500,000 newly issued shares of Chardan common stock (the “Common Stock”), for a price of $10.00 per share for gross proceeds of $5 million (the “PIPE Investment”). The number of shares of the Common Stock that the Sponsor is obligated to purchase under the Subscription Agreement shall be reduced by the number of shares of the Common Stock that the Sponsor may purchase in the open market, provided that such purchased shares are not redeemed, and the aggregate price to be paid under the Subscription Agreement shall be reduced by the amount of proceeds received by the Company because such shares are not redeemed. On September 28, 2022, the Sponsor and Chardan Capital Markets LLC, a Delaware limited liability company (the “Assignee”) entered into an assignment, assumption and joinder agreement, pursuant to which the Sponsor assigned all of the Sponsor’s rights, benefits and obligations under the Subscription Agreement to the Assignee.

As of September 30, 2022, the Assignee has acquired in the open market and continues to hold a total of 485,000 shares of Common Stock, which were purchased during the week of September 26, 2022, at purchase prices per share ranging from $10.33 to $10.38 (such shares, the “Purchase Shares”). In accordance with the aforementioned offset provision provided in the Subscription Agreement, and assuming a per share redemption price of $10.32, the aggregate purchase price that the Assignee is obligated to pay under the Subscription Agreement will be reduced from $5 million to zero and the aggregate number of shares of the Common Stock that the Assignee is obligated to purchase under the Subscription Agreement will be reduced from 500,000 shares to an aggregate of 15,000 shares of Common Stock. The Assignee has waived its right to redeem the Purchased Shares and may not cast votes with respect to the Purchased Shares at Chardan’s Special Meeting of Stockholders on October 6, 2022. Chardan does not believe that the waiver of voting rights of the Assignee with respect to the Purchase Shares will materially impact the likelihood that the Business Combination will be approved at such meeting.

Forward-Looking Statements:

This current report contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this current report , including statements as to the transactions contemplated by the Business Combination and related agreements, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Dragonfly, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties and other factors (some of which are beyond the control of Dragonfly or Chardan) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Chardan and its management, and Dragonfly and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations.

Factors that may impact such forward-looking statements include:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;
•	the outcome of any legal proceedings that may be instituted against Chardan, Dragonfly or others following announcement of the Business Combination and the transactions contemplated in the Business Combination Agreement;
•	the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the stockholders of Chardan or other conditions to closing in the Business Combination Agreement;
•	the ability to obtain or maintain the listing of New Dragonfly common stock on the Nasdaq following the Business Combination;
•	changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;
•	the ability to meet Nasdaq’s listing standards following the consummation of the Business Combination;
•	the risk that the proposed transaction disrupts current plans and operations of Dragonfly as a result of the announcement and consummation of the Business Combination;
•	the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of New Dragonfly to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;
•	the ability of Dragonfly to successfully increase market penetration into its target markets;
•	the addressable markets that Dragonfly intends to target do not grow as expected;
•	the loss of any members of Dragonfly’s senior management team or other key personnel;
•	the loss of any relationships with key suppliers including suppliers in China;
•	the loss of any relationships with key customers;
•	the inability to protect Dragonfly’s patents and other intellectual property;
•	the failure to successfully optimize solid state cells or to produce commercially viable solid state cells in a timely manner or at all, or to scale to mass production;
•	costs related to the proposed Business Combination;
•	changes in applicable laws or regulations;
•	the possibility that Dragonfly or the combined company may be adversely affected by other economic, business and/or competitive factors (including an economic slowdown or inflationary pressures);
•	Dragonfly’s estimates of its growth and projected financial results for 2022 and 2023 and meeting or satisfying the underlying assumptions with respect thereto;
•	the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Chardan’s securities;
•	the risk that the transaction may not be completed by Chardan’s Business Combination deadline (as may be extended pursuant to Chardan’s governing documents);
•	the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions;
•	inability to complete the PIPE Investment, the Term Loan and equity line in connection with the Business Combination;
•	the potential for events or circumstances that result in Dragonfly’s failure to timely achieve the anticipated benefits of Dragonfly’s customer arrangements with THOR;
•	New Dragonfly’s ability to raise additional capital to fund its operations;
•	New Dragonfly’s ability to generate revenue from future product sales and its ability to achieve and maintain profitability;
•	the accuracy of New Dragonfly’s projections and estimates regarding its expenses, capital requirements, cash utilization, and need for additional financing;

•	the expected uses of the net proceeds from the Business Combination;
•	the potential scope and value of New Dragonfly’s intellectual property and proprietary rights;
•	developments relating to New Dragonfly’s competitors and its industry;
•	New Dragonfly’s ability to engage target customers and successfully convert these customers into meaningful orders in the future;
•	New Dragonfly’s reliance on two suppliers for its LFP cells and a single supplier for the manufacture of its battery management system;
•	New Dragonfly’s likely dependence on a single manufacturing facility;
•	New Dragonfly’s increasing reliance on software and hardware that is highly complex and technical; and
•	other risks and uncertainties indicated in the Proxy Statement/Prospectus, including those under the heading “Risk Factors” in the Proxy Statement/Prospectus, and other filings that have been made or will be made with the SEC by Chardan and New Dragonfly, as applicable.

The forward-looking statements contained in this current report are based on Chardan’s and Dragonfly’s current expectations and beliefs concerning future developments and their potential effects on the Business Combination and Dragonfly. There can be no assurance that future developments affecting Chardan and/or Dragonfly will be those that Chardan or Dragonfly has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Chardan’s and/or Dragonfly’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Chardan and Dragonfly will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information and Where to Find It

This current report relates to a proposed transaction between Chardan and Dragonfly. Chardan has filed the Proxy Statement/Prospectus with the SEC on September 16, 2022. The Proxy Statement/Prospectus was sent to all Chardan stockholders. Chardan has also filed other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Chardan are urged to read the Proxy Statement/Prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction.

The documents filed by Chardan with the SEC also may be obtained by contacting Chardan NexTech Acquisition 2 Corp. at 17 State Street, 21st Floor, New York, New York 10004, or by calling (646) 465-9001.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS CURRENT REPORT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 3, 2022

Chardan NexTech Acquisition 2 Corp.

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	Chief Executive Officer